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Exhibit 12.1

Computation of ratio of earnings to fixed charges

	Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings
Add:
Pretax income	$61,658	$102,338	$66,142	$21,449	$24,286
Fixed charges	29,639	23,944	19,504	23,342	24,869
Amort of capitalized interest	538	264	278	317	402
Dividends of Equity Investees	9,029	6,705	1,889	11,569	1,545
Equity losses of JVs with guaranteed debt	(1,338)	—	—	(331)	(3)
Less:
Interest capitalized	(639)	(760)	(1,092)	(2,272)	(645)
Minority interest in income with no fixed charges:
Total minority interest in income	(3,393)	(372)	(226)	(517)	(483)
Minority interest in income w/ fixed charges	3,230	149	170	125	124
Minority interest in losses	(286)	(28)	(23)	—	(4)

	$98,438	$132,240	$86,642	$53,682	$50,091

Fixed Charges
Interest expense	$27,450	$21,998	$17,064	$19,313	$22,485
Capitalized interest	639	760	1,092	2,272	645
Interest in rental expense	1,550	1,186	1,348	1,757	1,739

	$29,639	$23,944	$19,504	$23,342	$24,869

Ratio of Earnings to Fixed Charges	3.32123	5.52289	4.44227	2.29980	2.01419

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  Exhibit 12.1